                                  EXHIBIT 99.2

                    Information Memorandum dated May 15, 1998


8 July 1998

Mr David Barnett
Listings Officer
Australian Stock Exchange
20 Bond Street
Sydney NSW 2000

By facsimile to 9233 5836

Dear Mr Barnett,

I refer to your facsimile letter of 7 July 1998 and respond to your specific questions as follows, adopting your numbering:

1. There are currently incomplete and confidential negotiations concerning matters that may, if and when completed, be announced to the market. No such announcements can be made immediately.

2.   No.

3. The Company is aware that many stocks in the Internet sector listed on exchanges in the USA have increased over the relevant period. The Company is aware that the price of its American Depositary Shares (each representing 10 ordinary shares) ("ADSs") traded on NASDAQ in US dollars has increased by approximately 40% over that period. The price of the Company's ordinary shares on the Australian Stock Exchange ("ASX") has also increased by approximately 40% over the same period. Ordinary shares traded on the ASX are not currently registered with the Securities and Exchange Commission in the USA for trading as ADSs on NASDAQ. The Company does not know why its share price is increasing on the ASX but believes that there may be a correlation between the increase in the share price on the ASX with the increased ratings of US Internet stocks.

4.   Yes.

Please ring me if you require any further assistance.

Yours sincerely


Michael Hughes
Company Secretary